Verso Corporation 8540 Gander Creek Drive Miamisburg, OH 45342 T 877 855 7243 F 937 242 9328 W www.versoco.com

May 3, 2021

VIA EDGAR

Eiko Yaoita Pyles, Staff Accountant

Jean Yu, Assistant Chief Accountant

Division of Corporation Finance

Office of Manufacturing

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Verso Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 1, 2021

File No. 001-34056

Dear Ms. Pyles and Ms. Yu:

Verso Corporation (the “Company”) hereby submits this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2021, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2020, File No. 001-34056, filed with the Commission on March 1, 2021 (“Form 10-K”).

For your convenience, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2020

Note 1. Summary of Business and Basis of Presentation

Correction of previously reported amounts, page 56

1.

We note that you corrected errors related to fiscal year 2019 consolidated financial statements within your current Form 10-K. You disclose the adjustments to correct deferred tax assets were not material to your previously issued consolidated financial statements based on your evaluation of both quantitative and qualitative factors. In this regard, please provide us with your materiality assessment which includes the considerations outlined in SAB Topic 1M as the adjustments to income tax benefit and net income for fiscal year 2019 appear to be quantitatively material.

Response:

The Company respectfully advises the Staff that as stated in the Form 10-K, the Company does not believe the adjustments to correct deferred tax assets were material for fiscal 2019 or 2020. Subsequent to the original issuance of the Company’s 2019 Consolidated Financial Statements, the Company identified two adjustments necessary to correct deferred tax assets associated with property, plant and equipment and pension benefit obligation on the Consolidated Balance Sheet as of December 31, 2019 and income tax expense (benefit) on the Consolidated Statement of Operations for the year ended December 31, 2019. The Company’s materiality assessment included the considerations outlined in Staff Accounting Bulletin (“SAB”) Topic 1M (“Topic 1M”). SAB Topic 1M, referencing the fundamental materiality test set forth by the U.S. Supreme Court in interpreting the federal securities laws, states that a matter is “material” if there is a substantial likelihood that it would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available. The following summarizes the Company’s quantitative and qualitative considerations including the considerations outlined in SAB Topic 1M.

Quantitative Assessment

The following tables present the impact of the adjustments to correct deferred tax assets as of and for the year ended December 31, 2019:

Consolidated Statement of Operations –

	December 31, 2019
(Dollars in millions, except per share amounts)	As Reported	As Corrected	% Difference

Income tax benefit	$(117)	$(91)	(22.2)%
Net income	96	70	(27.1)%
Income per common share:
Basic	$2.78	$2.03	(27.3)%
Diluted	2.74	2.00	(27.4)%

Consolidated Balance Sheet –

	December 31, 2019
(Dollars in millions)	As Reported	As Corrected	% Difference

Deferred tax assets	$118	$92	(22.0)%
Total assets	1,721	1,695	(1.5)%
Retained earnings	198	172	(13.1)%
Total equity	1,013	987	(2.6)%
Total liabilities and equity	1,721	1,695	(1.5)%

Statement of Cash Flows –

	December 31, 2019
(Dollars in millions)	As Reported	As Corrected	% Difference

Net income	$96	$70	(27.1)%
Deferred taxes	(117)	(91)	(22.2)%

The Company assessed the quantitative impact of the adjustments on the Company’s Consolidated Statement of Operations, Balance Sheet and Statement of Cash Flows. According to SAB Topic 1M, “…the use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material.” This “rule of thumb” can be used as an initial step in assessing materiality. “But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.”

In assessing the quantitative impact of the correction to deferred tax assets, the Company noted that:

•	The adjustments were less than 5% of total assets, total liabilities, and stockholders’ equity as of December 31, 2019;

•	The adjustments had no impact on cash taxes, cash from operating activities, pension funding, or other changes in cash for the year ended December 31, 2019; and

•	The adjustments did not impact the Company’s revenues or Adjusted EBITDA for the year ended December 31, 2019.

Although the adjustments were greater than 5% of income tax benefit, net income, and earnings per common share for the year ended December 31, 2019 and impacted deferred taxes and retained earnings by more than 5% as of December 31, 2019, the Company believes the key financial metrics related to the Company are revenues, adjusted EBITDA, capital expenditures, cash taxes, pension funding and other measures underlying its debt covenants. This misstatement did not affect any of these measures. The Company then conducted a qualitative assessment of the adjustment to deferred tax assets.

Qualitative Assessment

SAB Topic 1M states that, “Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”

The items below represent qualitative factors from SAB Topic 1M that the Company considered when evaluating the misstatements.

SAB Topic 1M Guidance	Company’s Analysis
“whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate”	The misstatements identified arose from an item capable of precise measurement.

SAB Topic 1M Guidance	Company’s Analysis
“whether the misstatement masks a change in earnings or other trends”

The misstatements did not mask a change in revenue or other trends. Revenue was not impacted by the misstatements and while net income did decline by 27% as a result of the misstatements, as discussed throughout this response, net income is not a key metric for the Company’s stockholders, lenders and analysts.

“whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise”	The misstatements did not hide a failure to meet analysts’ expectations. The Company’s analysts have focused on revenues, cash flows, liquidity, adjusted EBITDA and capital expenditures.

“whether the misstatement changes a loss into income or vice versa”	The misstatements did not change a loss into income or vice versa.

“whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability”

The misstatements did not relate to a separate segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability. The Company has only one reportable segment.

“whether the misstatement affects the registrant’s compliance with regulatory requirements”	The misstatements did not affect compliance with regulatory requirements. Additionally, cash taxes paid by the Company were correct for the respective periods.

“whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements”

The misstatements did not affect the Company’s compliance with loan covenants or other contractual requirements. The misstatements did not impact Adjusted EBITDA, a component of the Company’s loan covenants.

“whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation”	The misstatements did not increase management’s compensation through bonuses or other forms of incentive compensation. The misstatements did not impact Adjusted EBITDA and management compensation is based on Adjusted EBITDA targets.

SAB Topic 1M Guidance	Company’s Analysis
“whether the misstatement involves concealment of an unlawful transaction.”	The misstatements were unintentional and did not involve the concealment of an unlawful transaction.

“Among other factors, the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material. Consideration of potential market reaction to disclosure of a misstatement is by itself ‘too blunt an instrument to be depended on’ in considering whether a fact is material. When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.”	The Company did not believe that the effects of the misstatements changed how the users of its financial statements evaluate the credit worthiness or financial strength of the Company, compliance with required obligations under the Company’s lending agreements, or that a reasonable person would consider the misstatements important or material. Further, there is no history or expectation of correlation or volatility of the Company’s stock price associated with the reporting of income tax expense and deferred tax assets, as the Company’s stockholders, lenders and analysts have focused on revenues, cash flows, liquidity, adjusted EBITDA and capital expenditures. In our initial analysis, we did not believe this restatement would be considered by our investors to be material. While we did not consider the following in our initial analysis, we believe the trends in our share price when the immaterial restatement was first reported evidences that investors and analysts did not consider this material. The Company’s stock price in the 5 trading days following the Q3 Form 10-Q filing on November 12, 2020 (when first reported) trended upward from $9.05 on November 12, 2020 to $10.31 on November 18, 2020. The Company’s stock price in the 5 trading days following the 2020 Form 10-K filing on March 1, 2021 trended upward from $12.45 on March 1, 2021 to $13.23 on March 5, 2021.

SAB Topic 1M Guidance	Company’s Analysis

“The materiality of a misstatement may turn on where it appears in the financial statements. For example, a misstatement may involve a segment of the registrant’s operations. In that instance, in assessing materiality of a misstatement to the financial statements taken as a whole, registrants and their auditors should consider not only the size of the misstatement but also the significance of the segment information to the financial statements taken as a whole. A misstatement of the revenue and operating profit of a relatively small segment that is represented by management to be important to the future profitability of the entity is more likely to be material to investors than a misstatement in a segment that management has not identified as especially important.”

As the Company operates as a single segment for reporting purposes, the misstatements at the consolidated level related to the Company’s consolidated financial statements.

Based on this assessment and consideration of the factors above, the Company did not believe that the misstatements were qualitatively material. Among other considerations, as noted above, the misstatements were unintentional, did not mask any change in earnings and other trends and management and other employees received no benefit, such as an increase in incentive compensation.

Conclusion on Materiality Assessment

SAB Topic 1M notes that materiality concerns the significance of an item to users of a registrant’s financial statements and a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, Qualitative Characteristics of Accounting Information, the Financial Accounting Standards Board stated the essence of the concept of materiality as follows:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

After performing the quantitative and qualitative materiality assessments above, the Company did not believe the errors were material as a reasonable investor would not view the errors as having significantly altered the “total mix” of information available, and correction of the errors would not have changed how the users of the Company’s financial statements (investors, lenders and financial analysts) evaluate the credit worthiness or financial strength of the Company and compliance with the Company’s required obligations under lending agreements.

Note 15. Income taxes, page 73

2.

We note that you reversed your deferred tax valuation allowance in fiscal 2019 after considering the existence of recent cumulative income from continuing operations as a source of positive evidence. We also note that you regularly review deferred tax assets for recoverability based upon an analysis of all positive and negative evidence, including expected future book income based on historical data and the expected timing of the reversals of existing temporary differences. Please provide additional detail that supports your decision to reverse the valuation allowance in fiscal 2019, including the nature of the positive and negative evidence, as well as assumptions used in your analysis. Also, provide similar information that supports your determination of the deferred tax valuation allowance at December 31, 2020.

Response:

As noted in the Form 10-K, the Company regularly evaluates the need for an income tax valuation allowance for deferred tax assets by assessing whether it is more likely than not that it will realize the deferred tax assets. This evaluation includes a thorough assessment of both positive and negative evidence including recent cumulative income/(loss) from continuing operations (typically a three-year period).

Release of Valuation Allowance in Fiscal 2019

As of December 31, 2018, the Company had a three-year cumulative loss of $79 million, so it was appropriate to maintain a valuation allowance based on this strong negative evidence.

For the year ended December 31, 2019, the Company released the income tax valuation allowance on all federal deferred tax assets and certain state tax credits based on the significant positive evidence that supported this adjustment. The Company’s analysis concluded that a valuation allowance is still required for state tax credits that will not be utilized prior to their expiration. The Company believes that the factors discussed below represent significant, verifiable evidence in the Company’s valuation allowance analysis.

The primary factor the Company considered in releasing $115 million of valuation allowance was the Company’s cumulative book income of $112 million for the three-year period ended December 31, 2019.

Cumulative Prior Year Income / (Loss)	2017	2018	2019	Total
Book Earnings before Tax (in millions)	($38)	$171	($21)	$112

The Company also evaluated the following four possible sources of taxable income available under the Internal Revenue Code of 1986, as amended (the “IRC”) to realize a tax benefit for deductible temporary differences and attribute carry forwards:

A.	Reversal of Existing Temporary Differences

The Company scheduled the reversal of the temporary differences as of December 31, 2019 through December 31, 2037, since net operating losses (“NOLs”) and state tax credits will expire by 2037. Based on this analysis, the Company expects the reversal of the existing temporary differences will give rise to income from 2020 to 2037.

B.	Company’s Projected Income/Loss Position Based on Verifiable Historical Information

The Company projected its income/loss based on historical information and adjusted its cumulative book income for the three most recent prior years of $112 million to remove non-recurring items, which resulted in an average adjusted annual book income of $101 million that the Company anticipated to continue into the future. The Company’s projected book income based on verifiable historical information represented significant, verifiable evidence in the Company’s valuation allowance analysis.

In calculating the average adjusted annual book income of $101 million, the Company removed from its historical income/loss (i) interest expense on the Company’s long-term debt, which debt was repaid in late 2018, (ii) book income that had been earned by the Company’s Androscoggin and Stevens Point mills from 2017 to 2019, which mills were sold in February 2020, and (iii) book losses incurred by the Company’s Luke mill from 2017 to 2019, which mill was permanently shut down on June 30, 2019.

C.	Tax Planning Strategies.

The Company did not include any tax planning strategies in the analysis of the valuation allowance.

D.	Taxable income in prior carryback year(s) if carryback is permitted under the tax law

The Company does not have the ability to carryback NOLs to prior years.

Conclusion on Release of Valuation Allowance for Fiscal 2019

The Company had federal NOL carryforwards of $238 million (gross) as of December 31, 2019. Of this amount, $166 million was incurred before the Company’s emergence from bankruptcy in 2016 and is limited under Section 382 of the IRC. The Company can utilize $9.8 million of NOLs per year through 2035 due to the annual limitation under IRC Section 382. The other $72 million of NOLs are unrestricted under IRC Section 382, and $40 million of the NOLs never expire. The Company also claimed federal research tax credits of $4 million for 2016 to 2018 and has not utilized any through 2019.

The Company prepared an analysis that projected federal taxable income for the years 2020 through 2037, based upon the sources of income described above and as follows:

1.	Gain on sale of $94 million in 2020 from the sale of the Androscoggin and Stevens Point mills early in 2020;

2.	Annual projected income of $101 million representing the average adjusted annual income from the cumulative income analysis described above; and

3.	The reversal of temporary differences in existence as of December 31, 2019.

Other observations from the analysis included:

a.	The earliest year that any NOL expires is 2036.

b.

The Company did not use a forecast of book income because of the volatility in the wood pulp and paper markets. The Company concluded that the average adjusted book income approach was a more reasonable basis of forecasted income.

c.

The Company performed a sensitivity analysis of future taxable income, which showed that adjusted annual book income could be as low as $8.5 million per year and the Company would still be able to utilize its NOLs and tax credits prior to expiration.

As demonstrated by the analysis above, the Company believes that all of the federal NOLs and tax credits are projected to be utilized before they expire. Therefore, the Company respectfully submits that it was appropriate to release the valuation allowance in 2019 that was previously recorded against the Company’s federal deferred tax assets, including the federal NOLs.

The Company has a Manufacturers Investment Credit (“MIC”) in Wisconsin which originated in 2008 with $2.9 million of credit becoming available each year for 14 years for a total of $40.2 million. Each of these tranches of credit carries forward 15 years from the year of first availability and the last tranche expires in 2037.

The Company utilized the analysis projecting federal taxable income to determine Wisconsin taxable income and Wisconsin income tax for the years 2020 through 2037. The Company concluded $29.2 million of MIC is likely to be utilized, leaving $10.2 million to expire in 2037. Therefore, the Company concluded that a valuation allowance of $10.2 million should be set up against the MIC, and a valuation allowance of $0.5 million should be set up against a Wisconsin Research credit as of December 31, 2019.

Deferred Tax Valuation Allowance at December 31, 2020

As of December 31, 2020, the Company projected income/loss based on historical information and revised the adjusted annual book income of $101 million to $77.3 million, which the Company anticipated to continue into the future. The Company performed the same analysis discussed above for 2019 to analyze the reversal of existing temporary differences and utilization of NOLs and federal and state tax credits for 2020. The non-recurring items removed to determined adjusted annual book income for 2020 included impairment and severance costs incurred from the idling of the Company’s Duluth mill during 2020, which mill the Company has announced it plans to sell during 2021.

Conclusion on Deferred Tax Valuation Allowance at December 31, 2020

The Company believes that as of December 31, 2020, this analysis demonstrates that all of the federal NOLs and tax credits are projected to be utilized before they expire. Therefore, the Company respectfully submits that it was appropriate to record no valuation allowance as of December 31, 2020 against the Company’s federal deferred tax assets, including the federal NOL.

Due to the decrease of the average adjusted book income during 2020, the projected utilization of the Wisconsin MIC to offset future state tax liabilities also decreased. As a result, the Company recorded additional valuation allowance of $9 million for the year ended December 31, 2020 to increase the valuation allowance from $11 million to $20 million as of December 31, 2020.

* * *

Should you have additional questions or comments, please do not hesitate to contact me at (937) 242-9126 or the Company’s outside counsel, John-Paul Motley of O’Melveny & Myers, LLP, at (213) 430-6100.

Sincerely,

/s/ Allen J. Campbell

Allen J. Campbell

cc:	John-Paul Motley, O’Melveny & Myers LLP

Albert Asebrook, Deloitte & Touche LLP